MedPro Safety Products, Inc.
817 Winchester Road, Suite 200
Lexington, Kentucky 40505

June 22, 2009

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC  20549-4561

Attention:	Gary Todd
Senior Review Accountant

Re:	MedPro Safety Products, Inc.
Form 10-K for Fiscal Year Ended December 31, 2008
Forms 10-Q/A for Fiscal Quarters Ended March 31, 2008, June 30, 2008 and
September 30, 2008
Form 10-Q for Fiscal Quarter ended March 31, 2009
(File No. 000-52077)

Dear Mr. Todd:

MedPro Safety Products, Inc. ("MedPro") hereby submits the following responses to the comments in the letter from the Commission's staff dated June 18, 2009.

Form 10-K for the Year Ended December 31, 2008
Item 8.  Financial Statements
Note 1.  Intangible Assets, page F-10l

Comment:

1.
We refer to your response to prior comment 13.  As described in your response, in future filings please disclose how you amortization policy for intangible assets, which is tied to a notion of “full production” is consistent with the guidance from SFAS 142 which indicates that the useful life should be based on the period of expected future cash flows.

Response:
In future filings, we will revise the discussion of our amortization policy to clarify that the useful life of our intangible assets is based on the period of expected future cash flows, consistent with SFAS 142.

Item 15.  Exhibits and Financial Statement Schedules, page 46

Comment:

2.	Please file the amendment referred to in your response to prior comment 23.

Response:
The Company is filing an abbreviated amendment to the Form 10-K that includes a cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the officer certifications pursuant to Item 601(b)(31)(i) of Regulation S-K.

Form 10-Q for the Quarterly Period Ended March 31, 2009
Item 1.  Financial Statements
Note 12.  Stock Options and Stock Purchase Warrants, page 15

Comment:

3.
We refer to your response to prior comment 21.  We see that you have references to guidance from SFAS 157 in your discussion of stock option accounting.  As the accounting for stock-based compensation is excluded from the scope of SFAS 157 (see paragraph 2a), please tell us why you believe those references are appropriate.  In the alternative, please ensure that future disclosure clearly describes how you applied the principles and guidance from SFAS 123(R).

Response:
In future filings we will revise the disclosure associated with the share-based compensation recorded for our August 18, 2008 option awards to refer to SFAS 123(R) and to eliminate references to SFAS 157.

Other

Comment:

4.	Please provide the written acknowledgement from management requested at the end of our comment letter dated May 8, 2009 that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:	MedPro Safety Products, Inc. hereby acknowledges that:

•	MedPro Safety Products, Inc. is responsible for the adequacy and accuracy of the disclosure in its registration statement;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the registration statement; and

•	MedPro Safety Products, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (859) 225-5375 or our counsel, Alan K. MacDonald of Frost Brown Todd LLC (telephone 502.568.0277) if you have any questions or require any further information with respect to these matters.

Sincerely,

/s/ Marc T. Ray

Marc T. Ray
Chief Financial Officer